3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
215.981.4000
Fax 215.981.4750
John P. Falco
(215) 981-4659
falcoj@pepperlaw.com
June 3, 2008
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: James E. O’Connor, Esq.

Re:	WT Mutual Fund (the “Trust”) 1933 Act File No. 033-84762 1940 Act File No. 811-08648 Definitive Proxy Materials
Dear Mr. O’Connor:
     This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) with respect to the preliminary proxy materials filed with the Commission on May 21, 2008, which were provided orally on June 2, 2008. The proxy materials were filed pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934.
     We appreciate the opportunity to address your comments regarding the proxy materials. We have organized our response to the Staff’s comments by setting forth the Staff’s comments in italicized text followed by the response to the Staff’s comments.
1.	The Trust has requested and received an order from the Commission exempting the Trust from the provisions of Section 15(a) of the Investment Company Act of 1940 (the “1940 Act”) and Rule 18f-2 under the 1940 Act (the “exemptive order”), which allows the Trust’s investment adviser, with the approval of the Trust’s Board of Trustees to select sub-advisers and to enter into new sub-advisory agreements without obtaining shareholder approval. Please confirm that the Trust may not rely on the exemptive order

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James E. O’Connor, Esq.
June 3, 2008

and is required to obtain shareholder approval for the investment sub-advisory agreement with TAMRO Capital Partners LLC.
Response: Consistent with the exemptive order and related application, shareholder approval of an investment sub-advisory agreement is required when such agreement would result in an increase in the overall management and advisory fees payable by a Fund. As indicated in the sections entitled “Actual and Pro Forma Advisory and Sub-Advisory Fees Paid; Other Fees Paid to Affiliates of RSMC,” “Actual and Pro Forma Expense Tables” and “Expense Example,” the overall management and advisory fees payable by the Fund will increase and, accordingly, the Fund may not rely on the exemptive order and must hold a special meeting of shareholders to approve the investment sub-advisory agreement with TAMRO Capital Partners LLC.
2.	Please confirm that the Trust will comply with the requirements of proposed Rule 15a-5 under the 1940 Act if adopted by the Commission.
Response: Consistent with the conditions set forth in the exemptive order, if Rule 15a-5 under the 1940 Act is adopted by the Commission, the Trust will comply with such Rule upon its effectiveness.
     Please direct any questions concerning this letter to the undersigned at 215.981.4659 or, in his absence, to Joseph V. Del Raso, Esq. at 215.981.4506.

Very truly yours,
/s/ John P. Falco
John P. Falco

cc:	Mr. John J. Kelley Joseph V. Del Raso, Esq.